UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Update on Investigation under the Competition Act 2002 against MMT India and Ibibo India

On October 19, 2022, MakeMyTrip Limited announced that an order was passed by the Competition Commission of India, or CCI, in relation to anti-competitive conduct under the Competition Act 2002 of India by its wholly-owned Indian subsidiaries, being MakeMyTrip (India) Private Limited, or MMT India, and Ibibo Group Private Limited, or Ibibo India.

The CCI imposed an aggregate penalty of Rs. 2,234.8 million, or US$26.9 million, on MMT India and Ibibo India, as well as certain behavioral sanctions in respect of its agreements with hotels and disclosure of properties on its platform. Further details are set forth in the press release and the order issued by the CCI which can be found at https://www.cci.gov.in/media-gallery/press-release/details/260/0 and https://www.cci.gov.in/antitrust/orders/details/1069/0 respectively.

The CCI order is appealable before the National Company Law Appellate Tribunal of India within 60 days from the date that MMT India and Ibibo India receive a certified copy of the order from the CCI. MakeMyTrip is assessing the findings set forth in the CCI order and plans to obtain advice from its external legal counsel in determining its future course of action.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2022

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer